MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

December 15, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Horse Mountain Project Drill Results and Red Canyon Project Update

Horse Mountain Drill Results
Miranda Gold Corp. (“Miranda”) is pleased to report results from Barrick Gold Exploration Inc’s (“Barrick”) exploration on the joint-ventured Horse Mountain Project, Lander County, Nevada. Barrick has concluded their 2005 drill program of one core hole and one reverse circulation hole for a total of 3,126ft (953m). Barrick drilled the core hole to offset a 1996 reverse circulation hole that was lost in anomalous gold mineralization at a depth of 980ft.

The Horse Mountain project totals 139 mining claims and lies approximately ten miles west-northwest of the active Pipeline Mine Complex (20 million ounces of gold) in the northern part of the Cortez Gold Trend.

Assays from this core hole indicate that gold mineralization begins near the Roberts Mountain Thrust (~940ft), a contact which marks the boundary between upper-plate chert and siltstone and lower-plate carbonate rocks. Mineralization is hosted in strongly decalcified, oxidized, clay altered, and brecciated carbonate rocks interpreted to be Roberts Mountain Formation. Barrick has reported the following mineralized interval:

	Interval	Length	Grade	Length	Grade
Hole Number	(ft)	(ft)	(oz Au/ton)	(m)	(g Au/tonnes)
BHM-001	926.2-1024.4	98.2	0.023	29.9	0.789
(includes)	972.0-1005.0	33.0	0.047	10.1	1.611
(includes)	977.0-984.5	7.5	0.092	2.3	3.154

Several thin (5 to 20-ft thick) intervals of 100 to 300 ppb Au (parts per billion gold) were encountered deeper in the hole within silty limestone of the Roberts Mountain Formation. The last 46ft of the hole consisted of fractured and weakly oxidized dolomite interpreted to be Hanson Creek Formation.

Barrick later drilled a reverse circulation hole in late November to a depth of 1485ft (452m) at which time the drilling was terminated due to weather-related issues. Barrick has capped this hole with the intention to deepen it with core in 2006. Assays from this hole are pending.

The conceptual target at Horse Mountain is for a high-grade Pipeline-Cortez Hills deposit where inferred mineralized faults project through the lower-plate rocks within a large oxidized alteration cell. Drill hole BHM-001 confirms the presence of a hydrothermal gold system at the Horse Mountain property. The hole intersected vertically-extensive zones of strong oxidation, clay alteration and pervasive fracturing in both upper and lower-plate rocks. Rocks throughout the hole contain spotted hornfels textures. Hornfels alteration is known to host gold and occur proximal to Cortez Hills, Pipeline, Gold Acres and the West Leeville deposits. Miranda and Barrick are both encouraged by the results obtained from this hole.

Drill samples were collected following standard industry practice and were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on 30-gram pulps with an atomic absorption finish. Barrick QC/QA included the insertion of numerous standards and blanks. ALS Chemex’s QA/QC protocols included secure sample storage, handling and shipping, and the use of sample standards and repeat analysis.

Red Canyon Update
Miranda has been advised by Newmont Mining Company (“Newmont”) that the results from the Red Canyon drill program will be presented in January 2006 during a joint venture meeting. Newmont completed 11 holes totaling 13,115ft (3,999m). Newmont has also indicated that they have budgeted for additional drilling in 2006 at Red Canyon.

General
Miranda Gold Corp. also wishes to announce that several outstanding warrant issues, due to expire in November, 2005 and December, 2005 have been exercised. The Company now has 33,629,010 shares issued and outstanding and has just under Cdn.$5 million in its treasury.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S. Inc., Agnico-Eagle (USA) Ltd., Barrick Gold Exploration Inc., and Golden Aria Corp.

This release has been reviewed and approved by Company President and CEO Ken Cunningham (M.Sc., and Registered Professional Geologist), a "qualified person" as that term is defined in National Instrument 43-101.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.